Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Aon plc, Aon Global Limited, Aon Global Holdings plc, Aon Corporation and Aon North America, Inc. for the registration of debt securities, guarantees, preference shares, Class A Ordinary Shares, share purchase contracts and share purchase units and to the incorporation by reference therein of our reports dated February 13, 2026, with respect to the consolidated financial statements of Aon plc, and the effectiveness of internal control over financial reporting of Aon plc, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

July 2, 2026